CENTER BANCORP, INC.
                               2455 Morris Avenue
                             Union, New Jersey 07083

                                                               September 8, 2005

Securities & Exchange Commission
450 Fifth Street NW
Washington, D.C.

Re: Amendment No. 2 to the Center Bancorp Registration Statement on Form S-3 (File No. 333-126805)

Dear Sirs:

      Center  Bancorp,  Inc.  (the  "Company")  requests  that the  Securities &
Exchange Commission accelerate the effectiveness of the above-mentioned registration statement to 10:00 a.m. on September 9, 2005 or as soon thereafter as practicable. In connection with this acceleration request, Center Bancorp acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

                                             Very truly yours,

                                             CENTER BANCORP, INC.


                                             By: /s/ John J. Davis
                                                 -------------------------------
                                                 John J. Davis, President